UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Reinhold Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75935A 10 9

(CUSIP Number)

Jonathan F. Boucher
President
Reinhold Acquisition Corp.
c/o The Jordan Company, L.P.
767 Fifth Avenue
New York, NY 10153
(212) 572-0800

With a copy to:

James B. Carlson
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, NY 10019
(212) 506-2500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  75935A 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Reinhold Acquisition Corp. I.R.S. Identification No. 20-8005711
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,381,593 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,381,593 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.3%(2)
14	TYPE OF REPORTING PERSON
CO

(1) Calculated pursuant to Rule 13d-3(a) of the Act.

(2) The calculation of this percentage is based on the 3,292,105 Class A common shares of Reinhold Industries (as defined below) outstanding as of November 2, 2006, as represented by Reinhold Industries in the Merger Agreement (as defined below).

CUSIP NO.:  75935A 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Reinhold Holdings, Inc. I.R.S. Identification No. 20-8005591
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,381,593 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,381,593 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.3%(2)
14	TYPE OF REPORTING PERSON
HC

(1) Calculated pursuant to Rule 13d-3(a) of the Act.

(2) The calculation of this percentage is based on the 3,292,105 Class A common shares of Reinhold Industries (as defined below) outstanding as of November 2, 2006, as represented by Reinhold Industries in the Merger Agreement (as defined below).

Introductory Statement

This Amendment No. 1 to Schedule 13D supplements and amends the Schedule 13D of Reinhold Holdings, Inc., a Delaware corporation (‘‘Parent’’), and Reinhold Acquisition Corp., a Delaware corporation (‘‘Purchaser’’) and wholly owned subsidiary of Parent, originally filed on November 11, 2006 with respect to the Class A Common Stock, par value $.01 per share (the ‘‘Common Stock’’), of Reinhold Industries, Inc., a Delaware corporation (‘‘Reinhold Industries’’). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the initial Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On December 11, 2006, Purchaser and Reinhold Industries announced the results of the Tender Offer period that expired at 12:00 midnight EST on December 8, 2006, and Purchaser’s acceptance for payment of all shares initially tendered and not withdrawn prior to the expiration. As a result, Purchaser has acquired approximately 72.3% of the Common Stock deemed issued and outstanding and has designated three of the five directors on Reinhold Industries’ reconstituted board of directors.

In addition, Purchaser has announced that it will provide a subsequent offering period pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, which commenced at 9:00 am EST on December 11, 2006 and will expire at 12:00 midnight EST on the earlier of (1) the date as of which shares of Common Stock validly tendered and not withdrawn, together with all shares of Common Stock then owned by Purchaser, represent at least 90% of Reinhold Industries’ outstanding Common Stock and (2) January 9, 2007. All shares properly tendered in the subsequent offering period will be accepted by Purchaser, and tendering stockholders will be paid $12.50 per share in cash promptly following acceptance, less any required withholding of taxes and without payment of interest.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented to read in its entirety as follows:

(a) and (b) Based on preliminary information from the depositary for the Tender Offer, as of the expiration of the initial offering period of the Tender Offer on December 8, 2006, 2,381,593 shares of Common Stock of Reinhold Industries had been validly tendered into the offer, which represents approximately 72.3% of the Common Stock deemed issued and outstanding as of November 2, 2006, as represented by Reinhold Industries in the Merger Agreement. As of December 11, 2006, Purchaser has accepted for payment all shares validly tendered and not withdrawn prior to the expiration of the initial offering period, and deposited the purchase price for such shares with the depositary for the Tender Offer. The purchased shares include the shares of Common Stock subject to the Shareholders Agreement.

Parent and Purchaser have the power to vote or direct the voting, and to dispose or direct the disposition of all of the 2,381,593 shares of Common Stock they beneficially own.

(c) Except as set forth or incorporated herein, neither Parent nor Purchaser nor, to the knowledge of Parent or Purchaser, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 11, 2006

REINHOLD ACQUISITION CORP.
By: /s/ Jonathan F. Boucher By: Jonathan F. Boucher Title: President
REINHOLD HOLDINGS, INC.
By: /s/ Jonathan F. Boucher By: Jonathan F. Boucher Title: President